Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated December 2, 2005)	Registration No. 333-127245

ADVANCED MEDICAL OPTICS, INC.

$150,000,000

1.375% Convertible Senior Subordinated Notes due 2025

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated December 2, 2005, relating to the resale by certain of our securityholders of up to $150,000,000 aggregate principal amount at maturity of our 1.375% Convertible Senior Subordinated Notes due 2025 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned (1) (2)	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding (3)
Aristeia International Limited (4)	20,100,000(5)	13.4%	422,268	422,268	**
Aristeia Partners LP (6)	2,400,000	1.6%	50,420	50,420	**
Aristeia Trading LLC (7)	0	0.0%	0	0	**
UBS Securities LLC (8)(9)	13,050,000	8.7%	274,159	274,159	**
All other holders of notes or future transferees pledges, donees, assignees, or successors of any such holders (10)	14,886,000	9.9%	312,731	312,731	**
Total	$150,000,000	100.00%	—	3,151,260(11)	4.5%(12)

**	Represents less than 1.0% of the common stock outstanding.

(1)

Assumes conversion of all of the holder’s notes at a conversion rate of 21.0084 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes — Conversion Rights — Make Whole Amount” and “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Includes shares of common stock issuable upon conversion of the notes in addition to any other shares of common stock identified to us by the selling securityholder as owned by it. See footnote (1).

(3)

Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 67,618,402 common shares outstanding as of November 30, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and Bill Techar.

(5)	Includes $9,020,000 aggregate principal amount of notes previously reflected in the prospectus dated December 2, 2005.

(6)	Aristeia Advisors LLC is the general partner for Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and Bill Techar.

(7)

Amount reflects $1,980,000 aggregate principal amount of notes previously reflected in the prospectus dated December 2, 2005, less $1,980,000 aggregate principal amount of notes sold by such securityholder subsequent to the date thereof. Aristeia Advisors LLC is the investment manager for Aristeia Trading LLC. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr. and Anthony Frascella.

(8)

Selling securityholder has identified itself as a broker-dealer. Selling securityholder has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, written or otherwise, with any person to, directly or indirectly, distribute the notes.

(9)	Includes $5,500,000 aggregate principal amount of notes previously reflected in the prospectus dated December 2, 2005.

(10)	Information about other selling securityholders will be set forth by either prospectus supplement or post-effective amendment, if required.

(11)	Represents the number of shares of common stock into which $150,000,000 aggregate principal amount of notes would be convertible at the conversion rate described in footnote (1) above.

(12)

Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of November 30, 2005, plus the 3,151,260 shares of common stock into which the $150,000,000 aggregate principal amount of notes is initially convertible, without giving effect to adjustments that may result from payment of any make whole amount as described under “Description of the Notes — Conversion Rights — Make Whole Amount.”

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 9, 2005.

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